VYNE Therapeutics Inc.

520 U.S. Highway 22, Suite 204

Bridgewater, New Jersey 08807

May 11, 2021

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	VYNE Therapeutics Inc.
Request for Acceleration
Registration Statement on Form S-3
Filed May 6, 2021
File No. 333-255841 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), VYNE Therapeutics Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m., New York City time, on Friday, May 14, 2021 or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

The Company requests that it be notified of such effectiveness by a telephone call to Andrea L. Nicolas, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-3416, and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

Very truly yours,

VYNE Therapeutics Inc.

By:	/s/ David Domzalski
Name:	David Domzalski
Title:	Chief Executive Officer

cc:	Andrea L. Nicolas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to Acceleration Request]